EXHIBIT 12.1
     The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated:
Ratio of Earnings to Fixed Charges
(In thousands)

	Year Ended
	2002	2003	2004	2005	2006
Loss before income taxes	$(47,542)	$(39,489)	$(22,881)	$(37,915)	$(41,109)
Plus fixed charges:
Interest expense	260	1,135	194	35	3,046
Estimated interest within rental expense	196	163	75	100	115

	456	1,298	269	135	3,161

Adjusted loss before income taxes	(47,086)	(38,191)	(22,612)	(37,780)	(37,948)
Fixed charges	(456)	(1,298)	(269)	(135)	(3,161)

Deficiency of earnings to fixed charges	$(47,542)	$(39,489)	$(22,881)	$(37,915)	$(41,109)

Ratio of earnings to fixed charges	N/A (2)	N/A (2)	N/A (2)	N/A (2)	N/A (2)

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” is the amount resulting from adding the following items: (a) Loss before income taxes and (b) fixed charges. “Fixed charges” means the sum of (i) interest expensed including amortization of discounts related to indebtedness and (ii) an estimate of the interest within rental expense.

(2)	Earnings, as defined, were insufficient to cover fixed charges by $47,542,000, $39,489,000, $22,881,000, $37,915,000 and $41,109,000 for years ended 2002, 2003, 2004, 2005 and 2006, respectively.